March 28, 2008

FILED VIA EDGAR CORRESPONDENCE

Ms. Rebecca A. Marquigny

Senior Counsel

Office of Insurance Products

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Thrivent Variable Life Account I (the “Registrant”)
1933 Act Registration No. 333-148578
1940 Act Registration No. 811-08289
CIK#0001039305
Request for Acceleration of Effective Date

Dear Ms Marquigny:

In accordance with Rule 461(a) under the Securities Act of 1933, as amended, the Registrant, Thrivent Financial for Lutherans, the Depositor, and Thrivent Investment Management Inc., and Underwriter, each respectfully requests acceleration of the above-captioned Registration Statement so that it becomes effective on April 30, 2008.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, in response to a request of the staff of the Commission, we acknowledge that it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Thrivent Financial for Lutherans from its responsibility for the adequacy and accuracy of the disclosure in the filing. We further acknowledge that we may not assert this action as defense in any proceeding initiated by the Commission under the federal securities laws of the United States except to the extent otherwise legally permissible.

Acceleration is being requested so that the effective date of the Registration Statement will meet the required effective date of the Registrant’s other annual registration statement updates.

If you have any questions, please contact James M. Odland, Vice President and Managing Counsel at 612-844-7215.

By:	Thrivent Variable Life Account I
(Registrant)

And

Thrivent Financial for Lutherans

(Depositor, on behalf of itself and Registrant)

/S/ BRUCE J. NICHOLSON
Bruce J. Nicholson, President and Chief Executive Officer

By:	Thrivent Investment Management Inc.

(Principal Underwriter)

/S/ JAMES A. THOMSEN
James A. Thomsen, President